

Mail Stop 3561

March 31, 2010

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
4240 East Elwood Street
Phoenix, Arizona 85040

> **Re:** **NowAuto Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2008**
> **Filed March 16, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed March 16, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008**
> **Filed March 16, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009**
> **Filed March 16, 2010**
> **File No. 0-50709**

Dear Mr. Miller:

We have reviewed your response letter dated March 15, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2008 filed March 16, 2010

1. We note your response to comment two from our letter dated January 5, 2010 and your request that you be allowed to address the issue in your amendment of the Form 10-K for the Fiscal Year Ended June 30, 2009, which will be reissued in 30 days. We are unable to grant such request. Please note that you are required to provide management's assessment of internal control over financial reporting; concluding that internal control over financial reporting is ineffective in lieu of performing an assessment of effectiveness is not permitted. As your current disclosures do not comply with the requirements of Item 308T of Regulation S-K,

we reissue our prior comment two. Please complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting, including your assessment of effectiveness. Please note that we consider your annual report to be materially deficient without this assessment. Refer to our Compliance and Disclosure Interpretation 115.02, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for more information.

Forms 10-Q/A for the fiscal quarters ended September 30, 2008, December 31, 2008, and March 31, 2009 filed March 16, 2010

2.   We note you amended your Forms 10-Q for the fiscal quarters ended September 30, 2008, December 31, 2008, and March 31, 2009. We further note that these are abbreviated amendments that solely contain the disclosures required by Item 4T of Part I of Form 10-Q. As previously indicated, your Forms 10-Q for these quarters were not validly filed as they did not contain the signatures required by General Instruction G to Form 10-Q. Until such time as you validly file these Forms 10-Q in their entirety, you will not be considered current or timely in filing your Exchange Act reports. Please amend your Forms 10-Q for the fiscal quarters ended September 30, 2008, December 31, 2008, and March 31, 2009 to provide all information required by Form 10-Q, including but not limited to restated financial statements for each appropriate period, the disclosures required by Item 307 and Item 308T(b) of Regulation S-K, the required signatures for the document, and all required exhibits including certifications signed as of a recent date.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief